63 Yehuda Halevi St., Bank Hapoalim Bldg., Tel Aviv 65781
Tel: 972-3-5673800; Fax: 972-3-5674576

RECEIVED

Date: 22 May 2007

Office of International Corporate Finance
Division of Corporation Finance
U.S. Securities and Exchange Commis
100 F Street, N.E.
Washington, D.C. 20549, U.S.A.

07023862

SUPPL

RE: **Bank Hapoalim B.M. Documents Furnished Pursuant to**
<u>Rule 12g3-2(b) under the Securities Exchange Act of 1934 File No. 082-34955</u>

Ladies and Gentlemen:

On behalf of Bank Hapoalim, a company organized under the laws of the State of Israel (the "Company"), we submit the following information under Rule 12g3-2(b)(1)(iii) with respect to the Company in order to maintain our 12g3-2(b) exemption from the registration requirements of Section 12(g) of the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), available to foreign private issuers pursuant to Rule 12g3-2(b) under the Exchange Act.

Pursuant to Rule 12b3-2(b)(1)(iii) and 12b3-2(b)(4) under the Exchange Act, we are enclosing one copy of each of the documents set forth in Annex A.

All information and documents are being furnished under Rule 12g3-2(b)(1) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or comments regarding the foregoing, please contact the Secretary of the Bank, by tel. (+972) 3-5673800 or by fax (+972) 3-5674576. Thank you for your attention to this matter.

PROCESSED
MAY 31 2007
THOMSON
FINANCIAL

Very truly yours,

Bank Hapoalim B.M.

Yoram Weissbrem
Secretary of the Bank

5/29

List of Documents Submitted Herewith to the
<u>Commission Pursuant to Rule 12g3-2(b)(iii)</u>

	Subject	Date	Schedule
1.	*Directorate Change*	*14/05/07*	*1*
2.	*Holding(s) in Company*	*15/05/07*	*2*
3.	*Register of shareholders*	*15/05/07*	*3*
4.	*Senior Office Holders*	*14/05/07*	*4*
5.	*Directorate Change*	*14/05/07*	*5*
6.	*Holding(s) in Company*	*20/05/07*	*6*
7.	*Register of shareholders*	*21/05/07*	*7*
8.			
9.			
10.			
11.			
12.			
13.			
14.			
15.			
16.			
17.			
18.			
19.			
20.			
21.			
22.			

Head Office - Secretariat of the Bank
63 Yehuda Halevi St., Bank Hapoalim Bldg., Tel Aviv 65781
Tel: 03-5673800; Fax: 03-5674576

RECEIVED
2007 MAY 29 A 9:25
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Schedule 1

Date: May 14, 2007

To : **The London Stock Exchange**

Dear Sirs,

Re: Immediate Report Concerning a Senior Office Holder Who Has Ceased to Hold His Office

1. Name of the office-holder: ***Shlomo Nehama***

2. Identity number: ***53395349***

3. Position from which ceased: ***Director and Chairman of the Board of Directors of Bank Hapoalim B.M.***

4. The date on which he will cease from office: ***May 15, 2007***

5. To the best of our knowledge, his retirement ***does not*** involve circumstances, which need to be brought to the knowledge of investors at large.

6. The office holder ***will cease*** to be an interested party or a senior office holder of the Corporation after his retirement.

Sincerely yours,

Yoram Weissbrem
Secretary of the Bank.

Schedule 2

Bank Hapoalim B.M.

Registration no. 520000118

The securities of the corporation are listed for trading on the Tel Aviv Stock Exchange

Code name: Poalim

Street: P.O.B. 27, Tel Aviv 61000

Tel: 03-5673800; 03-5673333; Fax: 03-5674576

e-mail: yoram.weissbrem@mailpoalim.co.il

Transmission date: 15/05/2007

Reference: 2007-01-390971

Securities Authority
www.isa.gov.il

Tel Aviv Stock Exchange Ltd.
www.tase.co.il

Immediate Report regarding the schedule of holdings of Interested Parties

Regulation 33 (c) of the Securities (Periodic and Immediate Reports) Regulations, 5730-1970

No. of Holder	Name of Holder	Name, Category & Series of Security	Current Quantity of Securities	Extent of Holding		Extent of Holding (fully diluted)	
				% of capital	% of voting	% of capital	% of voti
1	Arison Holdings (1998) Ltd.	BNHP Ordinary Shares	255,427,720	20.26	20.26	20.01	20.01
2	Israel Salt Industries Ltd.	BNHP Ordinary Shares	75,764,441	6.01	6.01	5.93	5.93
3	Zvi Ziv	BNHP Ordinary Shares	17,088	0.00	0.00	0.00	0.00
4	Joseph Dauber	BNHP Ordinary Shares	16,530	0.00	0.00	0.00	0.00
5	Management clients of AllianceBernstein, AXA IM, and their respective affiliates	BNHP Ordinary Shares	102,259,412	8.11	8.11	8.01	8.01

Explanations:

1. *If an interested party holds more than one category of securities, the extent of his holdings should be stated taking into consideration all of the securities held by him on one line only.*
2. *Holdings of convertible securities should be reported, including convertible securities, which are not listed for trading.*
3. *The schedule of holdings of all interested parties should be listed in this form, including holdings which have remained unchanged.*
4. *Where the interested party is a subsidiary company, the holdings should be separated into shares which were purchased before the Companies Law, 5759-1999 took effect and which confer rights as to capital and voting, and shares which were purchased after the Law took effect and which are inactive shares.*

Name of Holder: *Arison Holdings (1998) Ltd.*
No. of Holder: *1*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number at the Registrar of Companies*
Identity Number: *512705153*
Citizenship/Country of Incorporation or Registration: *Incorporated in Israel*
Country of Citizenship/Incorporation or Registration:

Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): 255,427,720
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Israel Salt Industries Ltd.*
No. of Holder: *2*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number at the Registrar of Companies*
Identity Number: *520037573*
Citizenship/Country of Incorporation or Registration: *Incorporated in Israel*
Country of Citizenship/Incorporation or Registration: ____________
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *75,764,441*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported. a negative value should be stated. i.e. represented by the sign "-".
Remarks:

Name of Holder: *Zvi Ziv.*
No. of Holder: *3*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number of Identity Document*
Identity Number: *004143699*
Citizenship/Country of Incorporation or Registration: *Private person with Israeli citizenship*
Country of Citizenship/Incorporation or Registration: ____________
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *17,088*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported. a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Joseph Dauber.*
No. of Holder: *4*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number of Identity Document*
Identity Number: *007447584*
Citizenship/Country of Incorporation or Registration: *Private person with Israeli citizenship*
Country of Citizenship/Incorporation or Registration: ____________
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*

Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *16,530*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Management clients of AllianceBernstein, AXA IM, and their respective affiliates*
No. of Holder: *5*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Other Identification number*
Identity Number: *13-4064930*
Citizenship/Country of Incorporation or Registration: *Incorporated overseas*
Country of Citizenship/Incorporation or Registration: *U.S.A.*
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *Yes*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *104,185,912*
Change in Quantity of Securities: *-1,926,500*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:
Out of the total balance 77,499,673 holdings with voting rights

Together: AllianceBernstein L.P., AXA Investment Managers, AXA Rosenberg Investment Management LLC, AXA China Region Insurance Company (Bermuda) Ltd.

082-34955

Schedule 3

Bank Hapoalim B.M.

Number at the Registrar: 520000118

The securities of the corporation are listed for trading on the Tel Aviv Stock Exchange

Abbreviated Name: Poalim

Street: P.O.B. 27, Tel Aviv 61000

Tel: 03-5673800; 03-5673333; Fax: 03-5674576

e-mail: yoram.weissbrem@mailpoalim.co.il

Transmission date: 15/05/2007
Reference: 2007-01-391004

Securities Authority
www.isa.gov.il

Tel Aviv Stock Exchange Ltd.
www.tase.co.il

Immediate Report Regarding a Change in the Register of Shareholders

Regulation 31E of the Securities (Periodic and Immediate Reports) Regulations, 5730-1970

The Company is pleased to report that on 13/05/2007 a change occurred in the register of shareholders of the Corporation, as a result of

Transfer of shares

1	
Name of the registered shareholder with respect to whom the change has occurred:	*Nominee Company of Bank Hapoalim B.M.*
Category of Identity Number: *Registrar number in Israel*	
Identity Number : *510356603*	
Details of the Change: *Transfer of 27,000,000 shares*	

2	
Name of the registered shareholder with respect to whom the change has occurred:	*Arison Holdings (1998) Ltd.*
Category of Identity Number: *Registrar number in Israel*	
Identity Number : *512705153*	
Details of the Change: *Transfer of 27,000,000 shares*	

Up-to-date list of the registered shareholders as on the date of the report is as follows:

- Particulars of shareholders:

Name of the registered shareholder: ____________
Category of Identity Number: ___________
Identity Number: _________
Citizenship / Country of Incorporation or Registration: _________
Country of Citizenship / Incorporation or Registration: _________
Address: __________
Category of Shares: _____________
Quantity of Shares: _____________
Does he hold the Shares as a trustee: ____________

- Attached hereto is a file with the particulars of the shareholders: book_isa.pdf

The date and the time when the corporation first learned of the occurrence or the subject matter: *13/05/2007 01:00 p.m.*

List of Shareholders of Bank Hapoalim B.M.

Data on Holdings as at: 13 May 2007

List of Shareholders of Bank Hapoalim B.M	Amount of shares	Percent of holdings	Percent of holdings (fully diluted)
Nominee Company of Bank Hapoalim B.M.	930,829,184	73.8333	72.9049
A. Shares of Core of Control			
Arison Holdings (1998) Ltd.	244,057,250	19.3586	19.1152
Israel Salt Industries Ltd.	38,060,238	3.0189	2.9810
Total	282,117,488	22.3775	22.0962
B. Free Shares			
Arison Holdings (1998) Ltd.	10,093,524	0.8006	0.7905
Israel Salt Industries Ltd.	37,604,203	2.9828	2.9453
Total	47,697,727	3.7834	3.7358
Savion Tal	33,000	0.0026	
Tzitzian Avraham	31,680	0.0025	
Don Maxwell	2,450	0.0002	
Eliezer Haroni	2,519	0.0002	
Vardi Rachel	780	0.0001	
Agmon Eliyahu	700	0.0001	
Barkner Albert	603	0.0000	
Kikov Esther	568	0.0000	
Levi Victoria	544	0.0000	
Geva Ariyeh	100	0.0000	
Pentzer Nathan	75	0.0000	
Zachs Eran	40	0.0000	
Newman David	10	0.0000	
Yehuda Bar Lev	10	0.0000	
Aaron Elias	10	0.0000	
Kelev Victoria	5	0.0000	
AMM G. Investments & Financials Ltd.	2	0.0000	
Livnat Raz	1	0.0000	
Zektzer Ram	1	0.0000	
Kramer Moshe	1	0.0000	
Erez Tal	1	0.0000	
Feldman Avi	1	0.0000	Diluted Capital
	1,260,717,500	100.0000	1,276,771,952

Schedule 4

Bank Hapoalim B.M.
Registration no. 520000118
The securities of the corporation are listed for trading on the Tel Aviv Stock Exchange
Code name: Poalim
Street: P.O.B. 27, Tel Aviv 61000
Tel: 03-5673800; 03-5673333; Fax: 03-5674576
e-mail: yoram.weissbrem@mailpoalim.co.il

Transmission date: 14/05/07
Reference: 2007-01-389537

Securities Authority
www.isa.gov.il

Tel Aviv Stock Exchange Ltd.
www.tase.co.il

Immediate Report Consisting of the Schedule of Senior Office Holders
Regulation 34 (d) of the Securities
(Periodic and Immediate Reports) Regulations, 5730-1970
Please note that the definition of Senior Office Holder in the Securities (Periodic and Immediate Reports) Regulations, 5730-1970 also includes, inter alia, a director.

There follows the Schedule of the Senior Office Holders and the Substitute Directors of the Corporation correct as of ***May 15, 2007***.

Name	Category of Identity	Identity Number	Title
Dan Dankner	*I.D. Number*	*059581280*	*Acting Chairman of the Board of Directors*
Yair Orgler	*I.D. Number*	*001210541*	*Other: External Director-Under Directive 301 of the Proper Conduct of Banking Business Directives of the Supervisor of Banks*
Irit Izakson	*I.D. Number*	*050709286*	*Director*
Amir Barnea	*I.D. Number*	*003794310*	*Other: External Director-Under Directive 301 of the Proper Conduct of Banking Business Directives of the Supervisor of Banks*
Joseph Dauber	*I.D. Number*	*007447584*	*Director*
Pnina Dvorin	*I.D. Number*	*03333093*	*Director*
Ido Joseph Dissentshik	*I.D. Number*	*7831787*	*External Director*
Nira Dror	*I.D. Number*	*52726551*	*External Director*
Haim Samet	*I.D. Number*	*007249675*	*Director*
Jay Pomrenze	*Passport Number*	*111162680*	*Director*
Efrat Peled	*I.D. Number*	*027224773*	*Director*
Moshe Koren	*I.D. Number*	*1228998*	*Director*
Zvi Ziv	*I.D. Number*	*4143699*	*Chief Executive Officer*
Shy Talmon	*I.D. Number*	*055117261*	*Other: Deputy CEO, Member of the Board of Management, Head of Corporate Banking*
Ofer Levy	*I.D. Number*	*052222577*	*Other: Member of the Board of Management,*

			Senior Deputy Managing Director and Comptroller of the Bank
Shlomo Braun	*I.D. Number*	*054030424*	*Other:* *Senior Deputy Managing Director*
Yacov Rozen	*I.D. Number*	*051255842*	*Other:* *Member of the Board of Management, Senior Deputy Managing Director, Head of Finance (CFO), Head of Banking Subsidiaries including the Officer in charge of the central administrative unit for the supervision of corporations under the control of the Bank*
David Luzon	*I.D. Number*	*51409308*	*Other:* *Member of the Board of Management, Senior Deputy Managing Director and Head of Information Technology and Operations*
Ilan Mazur	*I.D. Number*	*007447386*	*Other:* *Member of the Board of Management, Senior Deputy Managing Director and Chief Legal Adviser of the Bank*
Hanna Pri-zan	*I.D. Number*	*50963115*	*Other:* *Member of the Board of Management, Senior Deputy Managing Director, Head of Human Resources, Logistics & Procurement*
Zion Keinan	*I.D. Number*	*053508594*	*Other:* *Deputy CEO, Member of the Board of Management and Head of Retail Banking*
Barry Ben-Zeev	*I.D. Number*	*51205508*	*Other:* *Member of the Board of Management, Senior Deputy Managing Director, Head of Client Asset Management*
Doron Klausner	*I.D. Number*	*051277556*	*Member of the Board of Management, Senior Deputy Managing Director, Head of the Centre for Strategic Management and Head of Risk Management*
Alberto Garfunkel	*I.D. Number*	*012592424*	*Member of the Board of Management, Senior Deputy Managing Director, Head of International Activity*
Mario Shushan	*I.D. Number*	*13802939*	*Member of the Board of Management, Senior Deputy Managing Director, Global Treasurer*
Orit Lerer	*I.D. Number*	*53561114*	*Other:* *Senior Deputy Managing Director and Chief Internal Auditor of the Bank*
Zvi Fuhrman	*I.D. Number*	*068791300*	*Other:* *Deputy Managing Director Head of Bank Hapoalim Activities in the U.S.A*
Yoram Weissbrem	*I.D. Number*	*007041809*	*Other:* *Secretary of the Bank*

63 Yehuda Halevi St., Bank Hapoalim Bldg., Tel Aviv 65781
Tel: 03-5673800; Fax: 03-5674576

Date: May 14, 2007
Our reference: 802/07

To : The London Stock Exchange RECEIVED

Schedule 5

Dear Sirs,

Re: **Immediate Report on Appointment of Acting Chairman of the Board of Directors**

1. Last and First Name: **Dankner Dan**
   Type of identification: **I.D. #**
   Identification number: **059581280**
   Citizenship/Country of incorporation or registration: **Private person with Israeli citizenship**

2. Date of birth: **6 Feb 1960**

3. Address for service of process: **63 Yehuda Halevi, Tel Aviv**

4. The office to which appointed: **Acting Chairman of the Board of Directors**

5. Previous office held in the company prior to the appointment: **Director**

6. Date for commencing office: **15 May 2007**

7. Education:
   - **Bachelor's degree (B.A.) in Business & Economics from the University of Mass., Boston;**

   Additional Education and Diplomas:

8. Main occupations during last five years:
   - **Director – Bank Hapoalim B.M. – since 5 Nov 1997;**
   - **Joint Chairman of the Board of Directors – Israel Salt Industries Ltd. – Aug '99 – Jan '05;**
   - **Chairman of the Board of Directors – Israel Salt Industries Ltd. – since 11 Jan 2005;**
   - **Chairman of the Board of Directors – Isracard Ltd.; Europay (Eurocard) Israel Ltd.; Aminit Ltd. – since 1 Jan 2003;**
   - **Chairman of the Board of Directors – Poalim Express Ltd. – since 30 Sep 2003;**
   - **Chairman of the Board of Directors - Poalim Capital Markets and Investments - Holdings Ltd., Poalim Capital Markets Ltd., Poalim Ventures - Funds Management Ltd., Poalim Capital Markets – Investment House Ltd. – since 29 Apr 2004;**
   - **Chairman of the Board of Directors – Diur B.P. Ltd. – since 31 Jan 2006;**
   - **Chairman of the managing committee - Poalim Bekehila Foundation – since 5 Mar 2002;**
   - **Chairman of the managing committee - Fritz Naphtali Foundation – since 27 May 2005;**
   - **Chairman – Beterem Organization – since 30 Dec 2001;**
   - **Director – Director in the Boards of Directors of various companies as set out below in Paragraph 9;**
   - **Deputy Chairman of the Board of Directors – Bank Hapoalim B.M. – May '99 – May '04**

9. Corporations of which presently a director:

   Chairman of the board of the following companies: Israel Salt Industries Ltd., Isracard Ltd., Europay (Eurocard) Israel Ltd., Aminit Ltd., Poalim Express Ltd., Poalim Capital Markets and Investment Holdings Ltd., Poalim Capital Markets Ltd., Poalim Ventures - Fund Management Ltd., Poalim Capital Markets - Investment House Ltd., and Diur B.P. Ltd.

   Chairman of the Managing Committee of Poalim Bekehila Foundation.

   Chairman of the Managing Committee of Fritz Naphtali Foundation.

   Chairman of Beterem Organization.

   Serves as a director of the following companies: Intact Real Estate and Infrastructure Ltd., Intact Holdings Ltd., Intact Investments Ltd., Danran Holdings Ltd., Elran (D.D.) Investments Ltd., Adam Dan Ltd., Dankner D.D. Infrastructure Ltd., Atlit Food Cooling Ltd., Sheraton Moriah (Israel) Ltd., Leenoy Holdings Ltd., Salt Investment Stock Holdings (1998) Ltd., Carmel Chemicals Ltd. and Sea Gate Ltd.

10. The director **is** an employee of the corporation, of a subsidiary or a related company thereof or of an interested party therein.
Serves as active chairman of the board of directors with pay of wholly-owned companies of the Bank: companies in Isracard Ltd. Group (Europay (Eurocard) Israel Ltd., Aminit Ltd., Poalim Express Ltd.), and companies in the Poalim Capital Markets Group: Poalim Capital Markets and Investment Holdings Ltd., Poalim Capital Markets Ltd., Poalim Ventures – Fund Management Ltd. and Poalim Capital Markets – Investment House Ltd.

11. The director **is** a member of the family of another interested party in the corporation.
To the best of the bank's and its director's knowledge, the director is a member of a family of another interested party in the bank, as follows: Janet Dankner; Alon Dankner; Ron Dankner; Shoshana Dankner; and Gad Dankner.

12. The director **does** hold shares and convertible securities of the corporation, in a subsidiary or related company thereof.
The director is a "controlling party" (as defined under the Securities Regulations 5728 – 1968) in the company Israel Salt Industries Ltd. and holds 6.01% of the bank's capital shares and voting rights.

13. The director **is** a member of a committee or committees of the Board of Directors:
Chairman of the committees of the Board of Directors: The Balance Sheet Committee, The Expense Control and Streamlining Committee, The Salaries and Human Resources Committee and the Prospectus Committee.
Member of the committees of the Board of Directors: The Credit Committee, The Business and Budget Committee, The Investment Approval Committee and The Repricing Committee.

14. The director **does not** have accounting and financial proficiency (within the meaning of the directive of the Israel Securities Authority under Section 36A of the Securities Law, 5728-1968).
Since Mr. Dan Dankner officiates as active chairman of the board of directors of various companies in the Bank Hapoalim B.M. group, and is likely to be deemed "fulfilling an additional function" within the Bank Hapoalim B. M. group, he is not taken into account for the purpose of the Security Authority's guideline on "Reporting on Directors Having Accounting and Financial Proficiency".

Yours faithfully,
Bank Hapoalim B.M.
Head Office

(-)	(-)
Yoram Weissbrem	**Advocate Sharona Tamir**
Secretary of the Bank	Deputy Secretary of the Bank

Bank Hapoalim B.M.

Registration no. 520000118
The securities of the corporation are listed for trading on the Tel Aviv Stock Exchange
Code name: Poalim
Street: P.O.B. 27, Tel Aviv 61000
Tel: 03-5673800; 03-5673333; Fax: 03-5674576
e-mail: yoram.weissbrem@mailpoalim.co.il

Transmission date: 20/05/2007
Reference: 2007-01-395066

Securities Authority
www.isa.gov.il

Tel Aviv Stock Exchange Ltd.
www.tase.co.il

Immediate Report regarding the schedule of holdings of Interested Parties

Regulation 33 (c) of the Securities (Periodic and Immediate Reports) Regulations, 5730-1970

No. of Holder	Name of Holder	Name, Category & Series of Security	Current Quantity of Securities	Extent of Holding		Extent of Holding (fully diluted)	
				% of capital	% of voting	% of capital	% of voti
1	Arison Holdings (1998) Ltd.	BNHP Ordinary Shares	255,427,720	20.26	20.26	20.01	20.01
2	Israel Salt Industries Ltd.	BNHP Ordinary Shares	75,764,441	6.01	6.01	5.93	5.93
3	Zvi Ziv	BNHP Ordinary Shares	17,088	0.00	0.00	0.00	0.00
4	Joseph Dauber	BNHP Ordinary Shares	16,530	0.00	0.00	0.00	0.00
5	Management clients of AllianceBernstein, AXA IM, and their respective affiliates	BNHP Ordinary Shares	102,399,978	8.12	8.12	8.02	8.02

Explanations:

1. *If an interested party holds more than one category of securities, the extent of his holdings should be stated taking into consideration all of the securities held by him on one line only.*
2. *Holdings of convertible securities should be reported, including convertible securities, which are not listed for trading.*
3. *The schedule of holdings of all interested parties should be listed in this form, including holdings which have remained unchanged.*
4. *Where the interested party is a subsidiary company, the holdings should be separated into shares which were purchased before the Companies Law, 5759-1999 took effect and which confer rights as to capital and voting, and shares which were purchased after the Law took effect and which are inactive shares.*

Name of Holder: *Arison Holdings (1998) Ltd.*
No. of Holder: *1*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number at the Registrar of Companies*
Identity Number: *512705153*
Citizenship/Country of Incorporation or Registration: *Incorporated in Israel*
Country of Citizenship/Incorporation or Registration:

Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): 255,427,720
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Israel Salt Industries Ltd.*
No. of Holder: *2*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number at the Registrar of Companies*
Identity Number: *520037573*
Citizenship/Country of Incorporation or Registration: *Incorporated in Israel*
Country of Citizenship/Incorporation or Registration: ____________
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *75,764,441*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Zvi Ziv.*
No. of Holder: *3*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number of Identity Document*
Identity Number: *004143699*
Citizenship/Country of Incorporation or Registration: *Private person with Israeli citizenship*
Country of Citizenship/Incorporation or Registration: ____________
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *17,088*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Joseph Dauber.*
No. of Holder: *4*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number of Identity Document*
Identity Number: *007447584*
Citizenship/Country of Incorporation or Registration: *Private person with Israeli citizenship*
Country of Citizenship/Incorporation or Registration: ____________
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*

Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *16,530*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Management clients of AllianceBernstein, AXA IM, and their respective affiliates*
No. of Holder: *5*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Other Identification number*
Identity Number: *13-4064930*
Citizenship/Country of Incorporation or Registration: *Incorporated overseas*
Country of Citizenship/Incorporation or Registration: *U.S.A.*
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *Yes*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *102,259,412*
Change in Quantity of Securities: *140,566*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:
Out of the total balance 77,615,239 holdings with voting rights

Together: AllianceBernstein L.P., AXA Investment Managers, AXA Rosenberg Investment Management LLC, AXA China Region Insurance Company (Bermuda) Ltd.

Bank Hapoalim B.M.
Number at the Registrar: 520000118
The securities of the corporation are listed for trading on the Tel Aviv Stock Exchange
Abbreviated Name: Poalim
Street: P.O.B. 27, Tel Aviv 61000
Tel: 03-5673800; 03-5673333; Fax: 03-5674576
e-mail: yoram.weissbrem@mailpoalim.co.il

Schedule 7

Transmission date: 21/05/2007
Reference: 2007-01-397886

Securities Authority
www.isa.gov.il

Tel Aviv Stock Exchange Ltd.
www.tase.co.il

Immediate Report Regarding a Change in the Register of Shareholders

Regulation 31E of the Securities (Periodic and Immediate Reports) Regulations, 5730-1970

The Company is pleased to report that on 16/05/2007 a change occurred in the register of shareholders of the Corporation, as a result of

Transfer of shares

1
Name of the registered shareholder with respect to whom the change has occurred: *Nominee Company of Bank Hapoalim B.M.*
Category of Identity Number: *Registrar number in Israel*
Identity Number : *510356603*
Details of the Change: *Transfer of 1,276,946 shares*

2
Name of the registered shareholder with respect to whom the change has occurred: *Arison Holdings (1998) Ltd.*
Category of Identity Number: *Registrar number in Israel*
Identity Number : *512705153*
Details of the Change: *Transfer of 1,276,946 shares*

Up-to-date list of the registered shareholders as on the date of the report is as follows:

- Particulars of shareholders:

Name of the registered shareholder: ____________
Category of Identity Number: ___________
Identity Number: _________
Citizenship / Country of Incorporation or Registration: _________
Country of Citizenship / Incorporation or Registration: _________
Address: _________
Category of Shares: _____________
Quantity of Shares: _____________
Does he hold the Shares as a trustee: ___________

- Attached hereto is a file with the particulars of the shareholders: book_isa.pdf

The date and the time when the corporation first learned of the occurrence or the subject matter:
16/05/2007 01:00 p.m.

List of Shareholders of Bank Hapoalim B.M.

Data on Holdings as at: 16 May 2007

List of Shareholders of Bank Hapoalim B.M	Amount of shares	Percent of holdings	Percent of holdings (fully diluted)
Nominee Company of Bank Hapoalim B.M.	929,552,238	73.7320	72.8049
A. Shares of Core of Control			
Arison Holdings (1998) Ltd.	217,057,250	17.2170	17.0005
Israel Salt Industries Ltd.	38,060,238	3.0189	2.9810
Total	255,117,488	20.2359	19.9814
B. Free Shares			
Arison Holdings (1998) Ltd.	10,093,524	0.8006	0.7905
* *Arison Holdings (1998) Ltd.*	28,276,946	2.2429	2.2147
Israel Salt Industries Ltd.	37,604,203	2.9828	2.9453
Total	75,974,673	6.0263	5.9505
Savion Tal	33,000	0.0026	
Tzitzian Avraham	31,680	0.0025	
Don Maxwell	2,450	0.0002	
Eliezer Haroni	2,519	0.0002	
Vardi Rachel	780	0.0001	
Agmon Eliyahu	700	0.0001	
Barkner Albert	603	0.0000	
Kikov Esther	568	0.0000	
Levi Victoria	544	0.0000	
Geva Ariyeh	100	0.0000	
Pentzer Nathan	75	0.0000	
Zachs Eran	40	0.0000	
Newman David	10	0.0000	
Yehuda Bar Lev	10	0.0000	
Aaron Elias	10	0.0000	
Kelev Victoria	5	0.0000	
AMM G. Investments & Financials Ltd.	2	0.0000	
Livnat Raz	1	0.0000	
Zektzer Ram	1	0.0000	
Kramer Moshe	1	0.0000	
Erez Tal	1	0.0000	
Feldman Avi	1	0.0000	Diluted Capital
	1,260,717,500	100.0000	1,276,771,952

* will be transferred to the core of control shares upon receiving the immediate report

END